THAICOM

02055992

November 12, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 486/ 2002**

  Subject: Submission of the reviewed financial statements for the third quarter of the year 2002
  Date: November 12, 2002

- **Stock Exchange of Thailand Filing, SSA 516/ 2002**

  Subject: Notification of the resolution of the Board of Directors' Meeting No.8/2002 in respect of the resignation of director and Corporate Governance Policy
  Date: November 12, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 11/26

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 12, 2002

Ref No. SSA 486/2001

12th November, 2002

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of the Year 2002

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third Quarter of the Year 2002 - Thai Language Version
(2) One set of the Reviewed Financial Statements for the Third Quarter of the Year 2002 - English Language Version
(3) Management Discussion and Analysis for the Third Quarter of the year 2002

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter, ending September 30, 2002 and for the same period in 2001 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the third quarter of 2002 of Baht 355 million, a decrease of Baht 175 million, or 33% over the third quarter of 2001 (Baht 530 million). Net profit for the first nine months ending September 30, 2001, amounted to Baht 1,159 million, a decrease of Baht 13 million or 1% over the same period last year (Baht 1,172 million). This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the third quarter of 2002 amounted to Baht 1,515 million, an increase of Baht 116 million, or 8% over the third quarter of 2001 (Baht 1,399 million). Consolidated revenue for the first nine months' period of this year was Baht 4,075 million, an increase of Baht 196 or 5% over the same period in 2001 (Baht 3,879 million). This was due to:
   - an increase in average transponder utilization rate for Ku-Band compared with the same quarter last year and the commencement of the First Generation of iPSTAR, comprised terminal sales, gateway sales and services whereas the appreciation of the baht against the US dollar affected revenue from satellite transponder services since 92% of revenue was in US dollars. Revenue from the transponder service business for the third quarter of 2002 amounted to Baht 984 million, a decrease of Baht 4 million or 0.3% over the third quarter of 2001 (Baht 988 million). The revenue for the first nine months was Baht 2,892 million, a

decrease of Baht 54 million or 2% over the same period in 2001 (Baht 2,946 million);

- intense price competition led to revenue from the Internet service business for the third quarter of 2002 amounted to Baht 124 million decreasing by Baht 4 million or 3% over the third quarter of the year 2001 (Baht 128 million). The revenue for the first nine months was Baht 325 million decreasing by Baht 23 million or 7% over the same period in 2001 (Baht 348 million). The Company has emphasized product development utilizing its competitive advantage in satellite technology, that is broadband satellite Internet, to satisfy customer needs in terms of service quality rather than price;

- 172% growth of prepaid service subscribers in Cambodia supported by the expansion of telephone service areas. Revenue from telephone services in Cambodia for the third quarter of 2002 amounted to Baht 192 million, an increase of Baht 71 million or 59% over the third quarter of 2001 (Baht 121 million). The revenue for the first nine months was Baht 497 million decreasing by Baht 158 million or 47% over the same period in 2001 (Baht 339 million);

- negotiation and agreement between the Company and the Government of Lao PDR regarding ownership of loans and account receivable. Other income excluding sales and service income for the third quarter of 2002 amounted to Baht 215 million, an increase of Baht 92 million or 75% over the third quarter of 2001 (Baht 123 million). Revenue for the first nine months was Baht 361 million, an increase of Baht 115 million or 47% over the same period in 2000 (Baht 246 million);

2. The Company's consolidated expenses for the third quarter of 2002 amounted to Baht 1,107 million, an increase of Baht 327 million or 42% over the third quarter of 2001 (Baht 780 million). Consolidated expenses for the first nine months of 2002 were Baht 2,713 million, an increase of Baht 292 million or 12% over the same period the previous year (Baht 2,421 million). This was due to:

   - an increase in cost of sales and service of terminal and gateway for First Generation iPSTAR which commenced service in 2002, an increase in the Company's concession fee corresponding to an increase in telephone service revenue and an increase in the cost of network connections, maintenance, network station leasing and depreciation of telecommunication equipment due to an expansion of network coverage for mobile phones. Cost of sales and service for the third quarter of 2002 amounted to Baht 775 million, an increase of Baht 131 million or 20% over the third quarter of 2001 (Baht 644 million). Cost of sales and service for the first nine months was Baht 2,129 million, an increase of Baht 237 million or 13% over the same period in 2001 (Baht 1,892 million);

   - an increase in Baht depreciation for the third quarter of 2002 as well as for the first nine months of 2002. Foreign exchange loss for the third quarter of 2001 was Baht 156 million most of which was unrealized, compared with a gain of 40 million baht from foreign exchange during the same period in 2001. Foreign exchange loss for the first nine months of 2002 was Baht 16 million, a decrease

of Baht 83 million or 84% over the same period in 2001 (a foreign exchange loss of Baht 98 million);

3. The Company's consolidated interest expense for the third quarter of 2002 amounted to Baht 52 million, a decrease of Baht 37 million or 42% over the third quarter of 2001 (Baht 89 million). Consolidated interest expense for the first nine months of 2002 were Baht 194 million, a decrease of Baht 91 million or 32% over the same period the previous year (Baht 285 million). This was due to the repayment of high interest rate loans.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 12, 2002

Management Discussion and Analysis

1. Overview

Satellite Transponder Leasing and Related Services for the third quarter 2002.
C-Band and Ku-Band utilization rates are now 92% and 52% respectively. The two major transponder-leasing customers are telecommunications service providers, and broadcasting service providers, of who 59.7% are telecommunications, and 40.3% broadcasting companies.

Internet Services for the third quarter 2002.
The Company has approximately 192,400 Internet subscribers. As a result of aggressive price competition in Thailand reflecting dramatically decreasing per-hour internet prices, the Company views it essential to develop broadband satellite Internet services like Turbo Internet and iPSTAR and to support the corporate customer needs for high-speed Internet access (Protrunk), potentially increasing their Internet utilization.

Telecommunication Services in Cambodia and Laos for the third quarter 2002.
The Company has approximately 90,000 phone subscribers in Cambodia, of which the majority are prepaid customers. In the second quarter 2002, the Company expanded its network coverage to support up to 150,000 subscribers. Telecommunication services in Laos also experienced an increase in the number of subscribers. At the end of third quarter 2002, there were approximately 100,000 subscribers in Laos.

2. Operating Results

2.1 Financial Statement for 3 months ended September 2002 in comparison with 3 months ended June 2002.

<u>Revenue</u>
The Company's revenue from sales and services in third quarter 2002, increased by 79 million or 6% from 1,221 million baht in the second quarter 2002, to 1,300 million baht in this quarter. The revenue from sales and services consists of satellite transponder services, the Internet, and the telephone businesses.

Satellite Transponder Services
Revenue from transponder services for third quarter 2002 increased by 44 million baht to 984 million baht, up from second quarter 2002, due to an increase in revenue of the First Generation of iPSTAR business derived from terminal sales, gateway sales and services.

Internet Business
Revenue from the Internet business in the third quarter 2002 increased 15 million baht or 14% to 124 million Baht, up from 109 million baht in the last quarter. This was due to an increase in broadband satellite Internet subscribers, of which iPSTAR and iPTV Turbo subscribers increased 184% and 40% respectively.

Telephone Business
The Company experienced revenue growth from the telephone business operated by Cambodia Shinawatra. This quarter's revenue increased 20 million baht or 12% to 192 million baht, up from 172 million baht in the last quarter, as there was an increase in subscribers especially prepaid mobile subscribers, which increased approximately 5% compared with the second quarter.

Costs
In the third quarter 2002, the Company had total costs of 775 million, an increase of 89 million baht or 13% compared with the previous quarter, due to the following:

- An increase in costs of the First Generation of iPSTAR services.
- An increase in the cost of the telephone business caused by an expansion of network coverage to serve an increased number of subscribers.
- A rise in the amount of revenue shared with Cambodian government followed an increase in revenue.

Selling and Administrative Expenses
Selling and administrative expenses in the third quarter 2002 was 176 million baht, a decrease of 53 million baht or 23% from 229 million baht in second quarter 2002. A major contribution came from a decrease of foreign exchange hedging.

Interest Expenses
The Company's interest expenses decreased 16 million baht or 24% from 68 million baht in second quarter 2002 to 52 million baht in the third quarter, as a result of loan payments, as well as low interest rates charged from short-term borrowing.

Profit (Loss) from Foreign Exchange
In third quarter 2002, the Company lost 156 million baht from foreign exchange, most of which was unrealized, while it gained 110 million baht from foreign exchange in the previous quarter. The baht depreciated over the 3 months of the third quarter compared with an appreciation of the baht during the 3 months of the second quarter.

Share of Net Profit from Investments
The Company gained 22 million baht profit from a share of investment in Lao Telecommunications. This represented a decrease of 34 million baht from 56 million in second quarter despite improvements in LTC's earnings in the third quarter, due to an increase in the number of subscribers in Laos. The result came from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Other Income
The Company acquired 193 million baht from other income, an increase of 181 million baht, from 12 million baht in second quarter. This was because of a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Result
As a result of the foregoing factors, in the third quarter 2002, the Company had a gross profit of 525 million baht, a decrease of 10 million baht or 2% down from 535 million baht in the second quarter. Operating profit was 349 million baht, an increase of 43

million baht or 14% from 306 million baht in the last quarter. Net profit was 355 million baht, a decrease of 59 million baht or 14% from 414 million baht in the second quarter.

2.2 Financial Statement for three months ending September 2002 in comparison with the three months ending September 2001.

Revenue

The Company's revenue from sales and services in third quarter 2002 was 1,300 million baht, an increase of 64 million baht or 5% up from 1,236 million baht in the third quarter 2001. Those sales and services were comprised of revenue from satellite transponder services, the Internet business, and the telephone business.

Satellite Transponder Services

Revenue from transponder services in third quarter 2002 was 984 million baht, a decrease of 4 million baht, or 0.3%, compared with the same quarter last year. In the third quarter 2002, the Company had an increase in average transponder utilization rate for Ku-Band compared with the same quarter last year. Revenue derived from the First Generation of iPSTAR, comprised terminal sales, gateway sales and services, for which the services commenced at the beginning of 2002. However, the appreciation of the baht against the US dollar affected revenue from satellite transponder services since 92% of revenue was in US dollars (average 3-month baht/US dollar for the third quarter 2002 was 41.97 baht/USD, while the rate for the same period last year was 44.70 baht/USD).

Internet Business

Revenue from the Internet business in the third quarter 2002 was 124 million baht, declining by 4 million baht or 3% from 128 million baht compared with the same quarter last year as a result of intense competition in the Internet business. There is currently a price war in the business, especially with regard to prepaid Internet (Internet kit) services. However, the Company has emphasized product development utilizing its competitive advantage in satellite technology, that is broadband satellite Internet, to satisfy customer needs in terms of service quality rather than price.

Telephone Business

The Company experienced an increase in revenue from its telephone business operated by Cambodia Shinawatra. This quarter is revenue was 192 million baht, a huge increase of 71 million baht or 59% from 121 million baht of the same quarter in 2001, resulting from an increase in telephone subscribers, especially prepaid mobile, of 172% compared with the third quarter 2001. Moreover, an increase in average airtime utilization per person was another factor leading to an increase in airtime revenue per customer.

Costs

In the third quarter 2002, the Company's total costs were 775 million baht, an increase of 131 million baht or 20% compared with the same period last year. Major reasons for this increase were:

1. Increased satellite transponder business costs.
    1.1 An increase due to the First Generation of iPSTAR, which comprises iPSTAR terminals, high-speed satellite modems compatible with Thaicom 3, together with gateways that could also be used with both iPSTAR and Thaicom. The Company started this business in 2002.

2. Increased telephone business costs in Cambodia due to an expansion of network coverage to serve an increased number of subscribers.
    - 2.1 An increase in revenue sharing with the Cambodian government, due to an increase in revenue.
    - 2.2 An increase in the cost of network connections, maintenance, network station leasing and depreciation of telecommunication equipment due to an expansion of network coverage for mobile phones that can serve 150,000 subscribers, up from 75,000 subscribers in 2001.

Selling and Administrative Expenses

Selling and administrative expenses for the third quarter 2002 increased by 41 million baht or 30% from the same quarter in 2001 from 136 million baht to 177 million baht. That resulted from an increase in marketing expenses of approximately 102%, and an increase in staff cost of approximately 29%, due to an increase in the number of staff, and an increase in selling expenses in order to support business expansion, especially telephone services in Cambodia. Management expenses decreased by 3%.

Interest Expenses

Interest expenses decreased by 38 million baht or 42% from 89 million baht during third quarter in 2001 to 51 million baht in the same period this year, due to the repayment of high interest rate loans. The Company has acquired short-term borrowing (1-2 months) for this quarter, resulting in lower interest rates.

Gain (Loss) from Foreign Exchange

In the third quarter of 2002, the Company lost 156 million baht from foreign exchange, most of which was unrealized, due to an depreciation of the baht over the 3 months of the third quarter 2002 compared with a gain of 40 million baht from foreign exchange during the same period in 2001.

Sharing of Net Profit from Investment-Equity Method

The Company received 22 million baht as its share of profit from investment in Lao Telecommunications, declining to 98 million baht or 82% from 120 million from the same period in 2001. The result came from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end. However, LTC's operating profit in third quarter of 2002 improved in comparison with the same quarter of 2001 as phone subscribers in Laos increased. Compared with this, Shin Satellite's share of net profit decreased this quarter.

Other income

In third quarter 2002, the Company acquired 193 million baht from other income, an increase of 190 million baht, from 3 million baht in the same quarter last year. That resulted from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Result

As a result of the foregoing factors, in the third quarter 2002, the Company's gross margin was 525 million baht, a decrease 68 million baht or 11%. Operating profit was 349 million baht, a decrease of 108 million baht or 24% down from 457 million baht. Net profit was 355 million baht, a decrease of 175 million baht or 33% from 530 million baht.

3. Financial Status

Asset

At the end of third quarter 2002, the Company had total assets of 16,524 million baht. This was an increase of 15% from 14,377 million baht at the end of 2001. That resulted from an increase of telecommunications equipment to support the telephone services system in Cambodia as well as an increase of equipment and investment in the iPSTAR project.

Asset Quality

➢ Investment in Associated Companies and Subsidiaries

At the end of third quarter 2002, the Company had contingent liabilities in terms of loan guarantees for C.S. Communications that had retained deficit and a deficit in shareholder's equity. The Company invested capital in iPSTAR Co., Ltd., which has not yet in operation, having a deficit in shareholder's equity. Therefore, the Company recognized a 506 million baht loss estimated from its investment in iPSTAR and the liabilities that could arise as a result of the above mentioned guarantee in the Company's unconsolidated financial statement. However, the Company projected an improvement in operating of C.S. Communications as a result of synergy after merger of C.S. Communications and Loxley Information Services as well as future increased demand of high-speed Internet.

➢ Trade Accounts Receivable

In third quarter 2002, the Company had 56 average days of trade accounts receivable, an increase from 50 days in 2001. Outstanding accounts receivable over 12 months was 276 million baht, a decrease from 464 million baht at the end of 2001 because the Company wrote off Thai Sky's debt following an appeal ruling in the second quarter 2002. However, the Company had already reserved the full amount of an allowance for doubtful accounts for this debtor, therefore such write off had no effect on the Company's operating results.

Liquidity

At the end of third quarter 2002, the Company had cash and cash equivalents of 500 million, which comprised:

1. Net cash flows from operations - 989 million baht.
2. Net cash flows from investing activities, 3,236 million baht, of which most cash payments were invested in iPSTAR; telecommunications equipment for an expansion of network coverage for mobile phones in Cambodia, accounting for 3,298 million baht. In addition, the Company received a dividend of 56 million baht from its investment in Lao Telecommunications.
3. Net cash flows from financing activities were 1,935 million baht. The Company has an increase of 3,886 million baht in short-term borrowings, and a 531 million baht increase in long-term loans, payments for short-term borrowings of 1,060 million baht, a payment for outstanding debentures of 832 million baht, and payments for long-term loans of 590 million baht.

The Company has a huge increase in short-term borrowings, of which most were for the iPSTAR project. In this regard, the Company plans to repay these short-term borrowings once long-term loans can be drawn from a group of banks granting this loan for the project under the guarantee of US EXIM Bank. The Company has already been approved such loan, and is currently preparing related documents.

At the end of third quarter 2002, the Company had a ratio of current assets to current liabilities of 0.3, a small increase from 0.28 at the end of 2001. Although this ratio was quite low, the Company experienced no liquidity problem at all because at the end of third quarter the Company received approval for a credit line from commercial banks for 3,675.5 million baht, and US$ 39.8 million.

Investment Expenses

The current major investing expense is for the iPSTAR project. Sources of funds to proceed with the project are derived from the company's operating cash flows as well as loans from commercial banks in Thailand and overseas. The Company is confident that the project will start operating at the beginning of 2004. However, there might be factors affecting the time line of the project e.g., lateness of satellite manufacture, etc. The Company expects that the project would break even within 4-5 years from the date of operations.

Sources of Funds

Capital Structure

The Company is estimated its consolidated capital structure using the market value concept at the end of third quarter 2002. The Company had a debt to equity ratio of 1.1, which was comprised of 52% debt finance, and 48% equity. The Company increased its debt finance from 37%, and 63% equity at the end of 2001. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project, and the expansion of telephone network coverage in Cambodia. The closing price of the company's ordinary shares ended third quarter 2002 was 17.6 baht per share, which decreased from 25.5 baht/share at the end of 2001.

Shareholder's Equity and Liabilities

At the end of third quarter 2002, the Company had short-term borrowings and long-term loans of 8,450 million baht, an increase of 1,970 million baht from 6,480 million baht at the end of 2001. That resulted from borrowings for the iPSTAR project and the expansion of the telephone network coverage of in Cambodia, as previously mentioned. The increase of such liabilities affected the debt to equity ratio, which was 1.12 at the end of 2001 and 1.22 at the end of the third quarter 2002.

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 12, 2002

SSA 516/2002

November 12, 2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.8/2002 in respect of the resignation of director and Corporate Governance Policy

To : The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to report on the resolutions made at the Board of Directors' Meeting No. 8/2002, held on November 12, 2002 at 9.00 a.m. at the SBI Room, 3rd floor, 41/103 Rattanathibet Road, Nonthaburi. The details of the resolutions are as follows:

1. Approved the resignation of Mr.Somprasong Boonyachai from being a member of the Board of Directors, effective November 1, 2002
2. Approved the Corporate Governance Policy of the Company

   The Board of Directors is determined for the company to be an organization with good corporate governance, in order to maximize the wealth and returns to the shareholders and stakeholders of the company in the long term. Therefore, the Board of Directors has established the Corporate Governance Policy, comprising of 5 sections summarized as follows.

   Section I – the Board of Directors

   This corporate governance policy refers to the vision of the organization and the structure and composition of the Board of Directors. The Board of Directors shall consist of the experts in various areas totalling not less than 5 persons with at least one director having direct experience in related industry and at least one director having experience in accounting and finance. Sub-committees, such as Audit Committee, Nominating Committee, and Remuneration Committee, shall be separately set up to share the workload and perform duty for the balance of power mechanism. With regards to the independence of directors, the Board of Directors shall consist of independent directors at least one-third of the total number of directors or at least 3 persons. The Chairman of the Board of Directors and the Chairman of Executive Committee must be knowledgeable, competent, and qualified individuals and they shall not be the same person to create a balance of power by separating supervision duties and management duties. In addition, the policy also defines the qualifications and responsibilities of each committee, as well as the scheduling of meetings and evaluation of the Board of Directors.

Section II – Rights and Equality of Shareholders and Treatment of Stakeholders

The company has a policy to conduct shareholders meeting according to the law and the guidelines set by the Stock Exchange of Thailand. The Company encourage equal treatments for all shareholders in accessing information and giving opinions as well as honoring the rights of the various stakeholders.

Section III - Information Disclosure and Transparency

The Board has a duty to disclose material information that is complete, adequate, reliable, and timely, so that the Company's shareholders and stakeholders are equally well aware of the information. In addition, the Company has provided an Investor Relations unit to represent the Company in communication with shareholders and investors.

Section IV – Control and Risk Management

The Company has a policy to manage internal and external risk factors which might affect the Company and contain them at appropriate and acceptable level. Therefore, the Company has set up Risk Management Committee with the Managing Director as the Chairman of the committee. Internal audit department has been set up and directly reports to the audit committee. The duties of internal audit department are to give recommendations, to examine and evaluate the internal control system, and to manage the risks of the Company.

Section V - Philosophy and Code of Conduct

In accordance with the philosophy of business ethics, the Company has a policy regarding code of conduct towards stakeholders, to be complied by the Board of Directors, the management, and employees at all levels.

3. Approved the appointment of Nomination Committee and Remuneration Committee

The Nomination Committee shall comprise at least 3 directors and at least one shall be an independent director. The Nomination Committee will be as follows:

1. Mr. Paron Israsena Na Ayudhaya	Chairman of the Nomination Committee
2. Mr. Boonklee Plangsiri	Member of the Nomination Committee
3. Mrs. Charintorn Vongspootorn	Member of the Nomination Committee

Authority and duties of Nomination Committee:

1. Define the principles and policy of nomination for the Board of Directors and sub-committees of the Company.
2. Nominate qualified candidates for the positions of directors of the Board, and propose to the Board and/or the shareholders.
3. Nominate qualified candidates for the position of Chairman of the Executive Committee in case of a vacancy in the position, and define the principles and policy of election of the top executives.

The Remuneration Committee shall comprise at least 3 directors and at least one shall be an independent director. The Remuneration Committee will be as follows:

1. Mr. Paron Israsena Na Ayudhaya	Chairman of the Nomination Committee
2. Mr. Boonklee Plangsiri	Member of the Nomination Committee
3. Mrs. Charintorn Vongspootorn	Member of the Nomination Committee

Authority and duties of Remuneration Committee:

1. Determine necessary and appropriate remuneration, both in terms of cash and non-cash, in order to attract and retain directors of the Board, sub-committee members, as well as top executives in each year.
2. Prepare the principles and policy of remuneration for the Board and top executives and propose for approval of Board and/or the shareholders.
3. The Remuneration Committee shall have the accountability to the Board of Directors and have the duty to give explanation, answer questions concerning the remuneration of the directors and top management at the shareholders' meetings.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2002 AND 2001

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 100
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2002 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2002, and the related consolidated and company statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month period ended 30 September 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews. The interim consolidated and company financial statements for the three-month and nine-month periods ended 30 September 2001, presented herewith for comparative purposes, were reviewed by another auditor in the same firm as myself whose report, dated 2 November 2001, expressed that she was not aware of any material modifications that should be made to these interim consolidated and company financial statements for them to be in conformity with generally accepted accounting principles.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements for the three-month and nine-month periods ended 30 September 2002 are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2001 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited were audited by another auditor in the same firm as myself in accordance with generally accepted auditing standards and the other auditor expressed an unqualified opinion on those statements in her report dated 11 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented herewith for comparative purposes, are part of the financial statements which were audited and upon which a report was issued as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

Bangkok

Shin Satellite Public Company Limited
Balance Sheets
As at 30 September 2002 and 31 December 2001

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2002	31 December 2001	30 September 2002	31 December 2001
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		499,735	819,066	406,658	457,364
Investments		10,420	10,425	420	420
Trade accounts receivable and accrued income, net	4, 10	811,987	662,935	713,848	532,696
Amounts due from related parties	10	45,773	245	8,447	12,448
Short-term loans and advances to related parties	10	145,000	-	40,439	40,677
Inventories, net		165,401	39,790	133,582	23,340
Other current assets	10	459,160	349,620	404,189	300,076
Total Current Assets		2,137,476	1,882,081	1,707,583	1,367,021
Non-Current Assets					
Investments in subsidiaries and associates	5	566,750	477,237	1,195,248	792,740
Other investments		18,900	18,900	18,900	18,900
Property and equipment, net	6	8,022,398	5,664,444	6,185,054	4,452,726
Cost of satellite projects under the concession agreement, net	6	5,536,956	6,065,892	5,536,956	6,065,892
Deferred charges, net	6	68,546	100,386	62,913	96,340
Intangible assets, net	6	130,160	150,291	-	-
Other non-current assets, net		42,556	17,337	23,661	1,100
Total Non-Current Assets		14,386,266	12,494,487	13,022,732	11,427,698
Total Assets		16,523,742	14,376,568	14,730,315	12,794,719

Director ____________________ Director ____________________

Date ____________________

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets
As at 30 September 2002 and 31 December 2001

	Notes	Consolidated Unaudited 30 September 2002 Baht'000	Consolidated Audited 31 December 2001 Baht'000	Company Unaudited 30 September 2002 Baht'000	Company Audited 31 December 2001 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	7	5,308,788	2,509,966	5,308,788	2,509,966
Trade accounts payable	10	187,628	941,039	94,653	791,568
Amounts due to related parties	10	694	12	-	-
Current portion of long-term loans from parent company	10	71,441	178,508	-	-
Current portion of long-term borrowings	7	239,503	581,970	15,853	422,765
Current portion of long-term debentures	7	750,000	1,500,000	750,000	1,500,000
Foreign currency forward and swap contracts payable		84,087	200,335	84,087	200,335
Current portion of advances from customers	10	115,970	167,254	95,701	156,615
Accrued expenses	10	318,703	385,516	179,804	288,886
Other current liabilities		142,386	155,011	43,293	49,884
Total Current Liabilities		7,219,200	6,619,611	6,572,179	5,920,019
Non-Current Liabilities					
Long-term loans from parent company	10	71,586	-	-	-
Long-term borrowings	7	2,067,478	1,687,208	624,921	617,685
Provision for liabilities	5, 11	-	-	506,361	377,962
Advances from customers		2,772	12,828	2,772	12,828
Other liabilities		216,988	261,168	96,005	89,383
Total Non-Current Liabilities		2,358,824	1,961,204	1,230,059	1,097,858
Total Liabilities		9,578,024	8,580,815	7,802,238	7,017,877
Shareholders' Equity					
Share capital					
Authorized share capital - common stock	8	5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital		2,190,000	2,190,000	2,190,000	2,190,000
Cumulative foreign currency translation adjustment		12,958	20,339	12,958	20,339
Retained earnings (Deficit)					
Appropriated					
Legal reserve		27,578	27,578	27,578	27,578
Unappropriated		322,541	(836,075)	322,541	(836,075)
Total parent's shareholders' equity		6,928,077	5,776,842	6,928,077	5,776,842
Minority interest		17,641	18,911	-	-
Total shareholder's Equity		6,945,718	5,795,753	6,928,077	5,776,842
Total Liabilities and Shareholders' Equity		16,523,742	14,376,568	14,730,315	12,794,719

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2002 and 2001

		Consolidated		Company	
		Unaudited 30 September 2002	Unaudited 30 September 2001	Unaudited 30 September 2002	Unaudited 30 September 2001
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
REVENUES					
Revenues from sales and services	10	1,299,904	1,236,388	996,164	1,001,592
Other income	10	193,156	2,721	11,144	15,359
Foreign exchange gain		-	40,023	-	38,082
Share of net profit of investments- equity method	5, 11	21,670	119,837	222,152	118,136
Total revenues		1,514,730	1,398,969	1,229,460	1,173,169
EXPENSES	10				
Cost of sales and services		774,623	643,634	563,843	490,598
Selling and administrative expenses		175,062	135,612	112,869	87,812
Directors' remuneration		1,375	316	260	200
Foreign exchange loss		155,806	-	162,280	-
Total expenses		1,106,866	779,562	839,252	578,610
Profit before interest and tax		407,864	619,407	390,208	594,559
Interest expenses		51,508	89,161	35,217	64,822
Income tax		1,736	835	-	-
Profit before minority interest		354,620	529,411	354,991	529,737
Minority interest		371	326	-	-
Net profit for the period		354,991	529,737	354,991	529,737
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		0.81	1.21	0.81	1.21

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Notes	Consolidated		Company	
		Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
REVENUES					
Revenues from sales and services	10	3,714,479	3,633,115	2,928,396	3,005,505
Other income	10	218,409	16,915	40,008	54,314
Share of net profit of investments-equity method	5, 11	142,235	228,711	281,489	175,377
Total revenues		4,075,123	3,878,741	3,249,893	3,235,196
EXPENSES	10				
Cost of sales and services		2,129,334	1,892,167	1,560,380	1,466,334
Selling and administrative expenses		565,839	428,835	379,753	268,061
Directors' remuneration		2,144	1,173	860	700
Foreign exchange loss		15,518	98,502	19,082	106,136
Total expenses		2,712,835	2,420,677	1,960,075	1,841,231
Profit before interest and tax		1,362,288	1,458,064	1,289,818	1,393,965
Interest expenses		193,567	285,023	131,202	222,290
Income tax		11,375	2,245	-	-
Profit before minority interest		1,157,346	1,170,796	1,158,616	1,171,675
Minority interest		1,270	879	-	-
Net profit for the period		1,158,616	1,171,675	1,158,616	1,171,675
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		2.65	2.68	2.65	2.68

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the nine-month periods ended 30 September 2002 and 2001

	Consolidated (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(7,381)	-	-	-	(7,381)
Net profit for the period	-	-	-	-	1,158,616	-	1,158,616
Minority interest decrease during the period	-	-	-	-	-	(1,270)	(1,270)
Ending balance 30 September 2002	4,375,000	2,190,000	12,958	27,578	322,541	17,641	6,945,718
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	23,857	4,237,998
Foreign currency translation adjustment	-	-	5,148	-	-	-	5,148
Net profit for the period	-	-	-	-	1,171,675	-	1,171,675
Minority interest decrease during the period	-	-	-	-	-	(879)	(879)
Ending balance 30 September 2001	4,375,000	2,190,000	25,934	27,578	(1,227,548)	22,978	5,413,942

	Company (Baht'000)						
	Issued and paid up share capital	Premium	Foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interest	Total
Beginning balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(7,381)	-	-	-	(7,381)
Net profit for the period	-	-	-	-	1,158,616	-	1,158,616
Ending balance 30 September 2002	4,375,000	2,190,000	12,958	27,578	322,541	-	6,928,077
Beginning balance 2001	4,375,000	2,190,000	20,786	27,578	(2,399,223)	-	4,214,141
Foreign currency translation adjustment	-	-	5,148	-	-	-	5,148
Net profit for the period	-	-	-	-	1,171,675	-	1,171,675
Ending balance 30 September 2001	4,375,000	2,190,000	25,934	27,578	(1,227,548)	-	5,390,964

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Retained Earnings (Unaudited)
For the nine-month periods ended 31 September 2002 and 2001

	Consolidated		Company	
	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	27,578	27,578	27,578	27,578
Increase during the period	-	-	-	-
Ending balance	27,578	27,578	27,578	27,578
Unappropriated retained earnings (deficit)				
Beginning balance	(836,075)	(2,399,223)	(836,075)	(2,399,223)
Net profit for the period	1,158,616	1,171,675	1,158,616	1,171,675
Ending balance	322,541	(1,227,548)	322,541	(1,227,548)
Retained earnings (deficit), ending balance	350,119	(1,199,970)	350,119	(1,199,970)

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Notes	Consolidated		Company	
		Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Cash flows from operating activities	9	989,360	1,124,883	938,071	1,027,263
Cash flows from investing activities					
Disposal investment in subsidiary		-	-	-	494,700
Loan and advances to joint ventures and subsidiary		-	-	-	(856,859)
Receipt of repayment of loans to joint venture and subsidiary		-	-	-	452,586
Payments for property and equipment		(3,297,742)	(1,092,599)	(2,575,409)	(848,878)
Payments for intangible assets		(319)	(5,735)	-	-
Payments for deferred charges		(722)	(4,454)	(722)	(3,962)
Dividends received from subsidiary and associates		56,429	59,641	-	59,641
Proceeds from sales of property and equipment		5,756	2,790	5,756	2,559
Net cash payments from investing activities		(3,236,598)	(1,040,357)	(2,570,375)	(700,213)
Cash flows from financing activities					
Proceeds from short-term borrowings		3,885,871	1,739,144	3,885,871	1,322,296
Proceeds from long-term borrowings		530,148	489,458	-	-
Payments for long-term debentures		(832,263)	(868,269)	(832,263)	(868,269)
Payments for short-term borrowings		(1,059,983)	(1,607,234)	(1,024,166)	(1,039,816)
Payments for long-term borrowings		(588,960)	(207,008)	(440,938)	(111,608)
Net cash receipts/(payments) from financing activities		1,934,813	(453,909)	1,588,504	(697,397)

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the nine-month periods ended 30 September 2002 and 2001

	Consolidated		Company	
	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000	Unaudited 30 September 2002 Baht'000	Unaudited 30 September 2001 Baht'000
Net decrease in cash on hand and cash equivalents	(312,425)	(369,383)	(43,800)	(370,347)
Cash and cash equivalents, beginning balance	819,066	729,114	457,364	542,550
Effects of exchange rate changes	(6,906)	(1,477)	(6,906)	(1,477)
Cash and cash equivalents, ending balance	499,735	358,254	406,658	170,726
Supplementary information for cash flows :				
Interest paid	272,370	214,350	194,005	173,672
Tax paid	3,837	-	-	-
Non-cash transactions				
Acquisition of property and equipment by debt	73,749	-	21,039	-

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

1 Accounting Policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Segment Information

Financial information by business segments

	For the three-month period ended 30 September 2002 (Baht'000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	984,207	123,737	191,960	1,299,904
Segment results	300,426	19,898	46,844	367,168
Unallocated costs and expenses				(18,324)
Operating profit				407,864

	For the nine-month period ended 30 September 2002 (Baht '000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	2,892,167	325,191	497,121	3,714,479
Segment results	941,053	7,427	134,239	1,082,719
Unallocated costs and expenses				(65,557)
Operating profit				1,362,288

	For the three-month period ended 30 September 2001 (Baht'000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	987,469	128,157	120,762	1,236,388
Segment results	419,583	10,046	44,678	474,307
Unallocated costs and expenses				(17,481)
Operating profit				619,407

2 Segment Information (Continued)

	For the nine-month period ended 30 September 2001 (Baht '000)			
	Transponder Services	Internet Services	Telephone Network	Group
Revenues	2,945,834	348,274	339,007	3,633,115
Segment results	1,260,107	13,324	104,494	1,377,925
Unallocated costs and expenses				(66,985)
Operating profit				1,458,064

3 Earnings Per Share

Basic and diluted earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

	Consolidated		Company	
For the three-month period ended	30 September 2002	30 September 2001	30 September 2002	30 September 2001
Net profit for period attributable to shareholders (Bath'000)	354,991	529,737	354,991	529,737
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	0.81	1.21	0.81	1.21

	Consolidated		Company	
For the nine-month period ended	30 September 2002	30 September 2001	30 September 2002	30 September 2001
Net profit for period attributable to shareholders (Bath'000)	1,158,616	1,171,675	1,158,616	1,171,675
Weighted average number of ordinary shares in issue (Thousand shares)	437,500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	2.65	2.68	2.65	2.68

The warrants outstanding are in connection with the managing directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

4 Trade Accounts Receivable and Accrued Income, net

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable				
- Third parties	830,023	829,686	529,396	510,824
- Related parties (Note 10)	1,224	1,327	11,543	1,103
Accrued income				
- Third parties	213,731	226,748	206,552	218,290
- Related parties (Note 10)	13,253	13,420	21,036	14,227
Total trade accounts receivable and accrued income	1,058,231	1,071,181	768,527	744,444
Less Allowance for doubtful accounts	(246,244)	(408,246)	(54,679)	(211,748)
Total trade accounts receivable and accrued income, net	811,987	662,935	713,848	532,696

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Not due	220,330	69,230	158,713	18,597
Up to 3 months	171,146	123,239	136,501	100,468
3-6 months	90,477	117,832	82,921	107,570
6-12 months	72,478	55,782	62,324	45,067
Over 12 months	275,592	463,603	88,937	239,122
	830,023	829,686	529,396	510,824
Less Allowance for doubtful accounts	(246,244)	(408,246)	(54,679)	(211,748)
	583,779	421,440	474,717	299,076

5 Investments in Subsidiaries and Associates

a) Long-term investments in subsidiaries and associates as at 30 September 2002 and 31 December 2001 are as follows:

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Investments in subsidiaries	-	-	1,195,248	792,740
Investments in associates	566,750	477,237	-	-
Total long-term investments	566,750	477,237	1,195,248	792,740

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

5 Investments in Subsidiaries and Associates (Continued)

b) Movements in investment in subsidiaries and associates for the nine-month period ended 30 September 2002 comprise:

	Consolidated 30 September 2002 Baht '000	Company 30 September 2002 Baht '000
Transactions during the nine-month period ended 30 September 2002		
Opening net book value	477,237	792,740
Share of net results from investments	142,235	410,109
Exchange differences	9,977	(7,601)
Dividend received	(62,699)	-
Closing net book value	566,750	1,195,248

c) The nature of investments in subsidiaries and associates can be summarised as follows:

Name	Business	Country	Currency
Lao Telecommunications Co., Ltd.	Providing fixed phone, mobile phone, international facilities, Internet and Paging services	Laos	Kip
Shenington Investments Pte Ltd. (Shenington)	Holding company	Singapore	S$
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Providing Internet data center services	Thailand	Baht
IPSTAR Co., Ltd (iPSTAR)	Providing broadband satellite services	The British Virgin Islands	US$
C.S. Communications Co., Ltd. (CSC)	Providing Internet & satellite uplink downlink services	Thailand	Baht
Cambodia Shinawatra Co., Ltd.	Providing fixed phone and mobile phone	Cambodia	US$
C.S. Satellite Phone Co., Ltd.	Providing mobile personal communication services via satellite	Thailand	Baht

As at 30 September 2002, C.S. Satellite Phone Co., Ltd. and iPSTAR Co.,Ltd. (iPSTAR) have not yet commenced their normal operations.

SHIN SATELLITE

5 Investment in Subsidiaries and Associates (Continued)

d) Carrying value of investments in subsidiaries and associates

	Consolidated					
	30 September 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net Results of Investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	514.04	566.75	62.70

	Consolidated					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net Results of Investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Associated company						
Lao Telecommunications Co., Ltd.	Kip 86,828	49	52.71	424.53	477.24	66.24

5 Investment in Subsidiaries and Associates (Continued)

d) Carrying value of investments in subsidiaries and associates (Continued)

	Company					
	30 September 2002					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net Results of Investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	925.37	1,195.25	-
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.29	100	947.29	(947.29)	-	-
IPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(11.94)	(11.07)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.10	(1,460.39)	(495.29)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	62.70

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

5 **Investment in Subsidiaries and Associates** (Continued)

d) Carrying value of investments in subsidiaries and associates (Continued)

	Company					
	31 December 2001					
	Paid up capital	Ownership interest (including indirect portion)	Cost	Accumulated share of net Results of Investments	Equity	Dividend
	Million	%	Million Baht	Million Baht	Million Baht	Million Baht
Directly held by the Company						
Subsidiaries						
Shenington Investments Pte Ltd. (Shenington)	S$ 14.66	100	269.88	522.86	792.74	59.64
Shin Broadband Internet (Thailand) Co., Ltd. (SBI)	Baht 947.29	100	947.29	(947.29)	-	-
IPSTAR Co., Ltd (iPSTAR)	US$ 0.02	100	0.87	(12.06)	(11.19)	-
Indirectly held by the Company						
C.S. Communications Co., Ltd. (CSC)	Baht 970.00	99.5	965.10	(1,331.87)	(366.77)	-
Cambodia Shinawatra Co., Ltd.	US$ 17.00	100	-	-	-	-
C.S. Satellite Phone Co., Ltd.	Baht 125.00	80	-	-	-	-
Lao Telecommunications Co., Ltd.	Kip 86,828	49	-	-	-	66.24

At the extraordinary shareholders' meeting of C.S. Communications Co.,Ltd. (CSC) on 24 September and 10 October 2002, the shareholders passed a resolution to approve the registered share capital reduction from Baht 970.0 million (97 million shares at 10 Baht each) to Baht 242.5 million (24.25 million shares at 10 Baht each) for the purpose of settling the deficit. The share capital reduction will be made to the portion of Shin Broadband Internet (Thailand) Co.,Ltd. (SBI) only. This results in the percentage of shareholding in CSC by SBI decreased from 99.5% to 98.0%. The process of share capital reduction is on going.

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

6 Capital Expenditure and Commitments

	Consolidated (Baht '000)			
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges	Intangible assets
Transactions during the nine-month period ended 30 September 2002				
Opening net book value	5,664,444	6,065,892	100,386	150,291
Additions	2,634,094	-	722	319
Disposals, net	(7,259)	-	(61)	-
Depreciation/amortisation charge	(217,862)	(532,572)	(34,641)	(20,450)
Exchange differences	(15,964)	-	(18)	-
Transfer	(35,055)	3,636	2,158	-
Closing net book value	8,022,398	5,536,956	68,546	130,160
As at 30 September 2002				
Cost	9,301,113	10,594,753	239,284	209,862
Less Accumulated depreciation/amortisation	(1,278,715)	(5,057,797)	(170,738)	(79,702)
Net book value	8,022,398	5,536,956	68,546	130,160

	Company (Baht '000)		
	Property and equipment	Cost of satellite projects under the concession agreement	Deferred charges
Transactions during the nine-month period ended 30 September 2002			
Opening net book value	4,452,726	6,065,892	96,340
Additions	1,885,521	-	722
Disposals, net	(7,259)	-	(61)
Depreciation/amortisation charge	(112,411)	(532,572)	(32,947)
Transfer	(33,523)	3,636	(1,141)
Closing net book value	6,185,054	5,536,956	62,913
As at 30 September 2002			
Cost	6,713,427	10,594,753	211,909
Less Accumulated depreciation/amortisation	(528,373)	(5,057,797)	(148,996)
Net book value	6,185,054	5,536,956	62,913

6 Capital Expenditure and Commitments (Continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2002 Currency '000	31 December 2001 Currency '000
Property and equipment and property and equipment under the concession agreement		
US Dollars	124,190	127,116
Norwegian Kroner	1,900	267
Thai Baht	2,851	4,100

7 Borrowings

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Current	6,298,291	4,591,936	6,074,641	4,432,731
Non-current	2,067,478	1,687,208	624,921	617,685
Total borrowings	8,365,769	6,279,144	6,699,562	5,050,416

The movements in the borrowings can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2002		
Opening net book value	6,279,144	5,050,416
Proceeds from short-term borrowings	3,885,871	3,885,871
Proceeds from long-term borrowings	584,029	1,171
Repayment of borrowings	(2,364,384)	(2,216,275)
Discounted bills of exchange	56,857	56,857
Realized gain on exchange	(146,164)	(146,164)
Unrealized loss on exchange	67,686	67,686
Exchange differences	2,730	-
Closing net book value	8,365,769	6,699,562

As at 30 September 2002, the Company had provided guarantees relating to borrowings of a subsidiary amounting to Baht 827.7 million (31 December 2001: Baht 789.0 million).

Credit facilities

The available credit facilities for loans from local and overseas banks as at 30 September 2002 were Baht 3,675.5 million and US$ 39.8 million.

8 Share Capital and Premium

	For the nine-month period ended 30 September 2002			
	Number of shares Thousand shares	Ordinary Shares Baht '000	Share Premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Beginning balance	437,500	4,375,000	2,190,000	6,565,000
Issue of shares	-	-	-	-
Closing balance	437,500	4,375,000	2,190,000	6,565,000

On 19 December 2001, an Extraordinary General Meeting of shareholders approved the issuance and offer of warrants to managing directors, employees and advisors of the Company under an Employees Shares Option Program ("ESOP"). The total number of warrants to be issued and offered during the 5-year period is approximately 21.87 million units, or approximately 21.87 million ordinary shares (at par value of Baht 10 each), or approximately 5% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

On 26 March 2002, the Board of Directors meeting approved the issuance and offering of 8 million warrants, or equivalent to 1.83% of the Company's total paid up share capital (before dilution) to managing directors, employees and advisors whose are eligible for such allocation. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to managing directors and employees on 27 March 2002 at Baht nil per unit. The exercise price is set at Baht 26.75 per unit, which is the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Unit Thousand
For the nine-month period ended 30 September 2002	
At beginning of period	-
Granted to	
- directors	4,129
- employees	3,871
Exercised	-
At end of period	8,000
At the end of 30 September 2002	
Directors	4,129
Employees	3,871
	8,000

Additionally, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to a managing director of the Company of 3,244,500 units at Baht nil per unit. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002.

SHIN SATELLITE

9 Cash Flows from Operating Activities

Reconciliation of net profit to cash flow from operating activities for the nine-month periods ended 30 September:

		Consolidated		Company	
	Notes	30 September 2002 Baht '000	30 September 2001 Baht '000	30 September 2002 Baht '000	30 September 2001 Baht '000
Net profit		1,158,616	1,171,675	1,158,616	1,171,675
Adjustments for:					
Depreciation and amortization of property and equipment	6	217,862	187,025	112,411	96,882
Allowance for doubtful accounts		60,734	21,030	45,442	5,594
Write off withholding tax		11,873	-	5,603	-
Write off doubtful account		(3,898)	-	(3,898)	-
Other income from transfer account receivable	10	(190,559)	-	-	-
Amortization of costs of satellite projects	6	532,572	532,490	532,572	532,490
Amortization of deferred charges	6	34,641	34,115	32,947	33,457
Amortization of intangible assets	6	20,450	20,262	-	-
Discounted bills of exchange	7	56,857	34,122	56,857	33,663
Loss on sale of property and equipment		355	141	355	275
Fixed assets written off		1,679	-	1,679	-
Unrealized loss on exchange rate		36,172	70,010	51,946	67,331
Realized loss (gain) on exchange rate		(159,922)	38,526	(159,922)	38,526
Minority interest		(1,270)	(879)	-	-
Net result from subsidiaries, associates and joint venture		(142,235)	(228,711)	(281,489)	(175,377)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(192,862)	22,743	(220,667)	46,389
- amounts due from related parties		31	19,225	4,692	32,288
- inventories		(98,030)	(11,656)	(80,893)	(8,026)
- other current assets		(115,143)	(55,488)	(109,716)	(53,986)
- other non-current assets		(25,219)	(3,770)	(22,561)	-
- trade accounts payable and accrued expenses		(129,190)	(529,520)	(114,963)	(588,069)
- amounts due to related parties		-	(3,176)	-	(5,953)
- advances from customers		(61,340)	(144,808)	(70,970)	(141,330)
- other current liabilities		13,244	(26,118)	(6,592)	(37,735)
- other non-current liabilities		(36,058)	(22,355)	6,622	(20,831)
Cash generated from operations		989,360	1,124,883	938,071	1,027,263

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

10 Related Party Transactions

The Company is controlled by Shin Corporation Public Company Limited (incorporated in Thailand) which owns 51.53% of the Company's shares. Transactions related to Shin Corporation Public Company Limited Group are recognized as related party to the Company.

Sales and services to related parties were carried out on normal commercial terms and conditions, which are the same as for other customers. Consulting and management service are charged on the mutually agreed as a percentage of assets but not exceeding the maximum amount. Treasury fee which is included in management and consultant fee is charged at the market rate on a percentage of transaction amount. Transactions between the Company and Codespace Inc. were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month and nine-month periods ended 30 September 2002 and 2001 as follows:

a) Revenues

	Consolidated		Company	
For the three-month period ended	**30 September 2002 Baht '000**	**30 September 2001 Baht '000**	**30 September 2002 Baht '000**	**30 September 2001 Baht '000**
The parent company				
Sales and services income	1,301	222	-	-
Subsidiaries				
Sales and services income	-	-	21,571	15,053
Other operating income	-	-	10,675	9,323
Associates				
Sales and services income	1,000	202	1,000	202
Joint ventures				
Sales and services income	-	-	-	5,015
Other operating income	-	-	-	2,843
Related parties				
Sales and services income	30,356	30,609	27,625	28,473
Other operating income	19	-	19	-

	Consolidated		Company	
For the nine-month period ended	**30 September 2002 Baht '000**	**30 September 2001 Baht '000**	**30 September 2002 Baht '000**	**30 September 2001 Baht '000**
The parent company				
Sales and services income	1,695	394	-	-
Subsidiaries				
Sales and services income	-	-	66,401	48,270
Other operating income	-	-	23,632	13,668
Associates				
Sales and services income	2,402	400	2,402	400
Joint ventures				
Sales and services income	-	-	-	43,502
Other operating income	-	-	-	25,154
Related parties				
Sales and services income	94,978	95,007	84,295	86,704
Other operating income	19	-	19	-

10 Related Party Transactions (Continued)

b) Expenses

For the three-month period ended	Consolidated 30 September 2002 Baht '000	Consolidated 30 September 2001 Baht '000	Company 30 September 2002 Baht '000	Company 30 September 2001 Baht '000
The parent company				
Other expenses	9,217	9,326	9,111	9,326
Interest expenses	3,141	2,215	-	-
Subsidiaries				
Purchase of goods and services	-	-	8,990	16,319
Other expenses	-	-	286	466
Joint ventures				
Purchase of goods and services	-	-	-	8,159
Related parties				
Purchase of goods and services	27,582	32,487	2,051	1,966
Other expenses	4,060	5,198	2,092	1,703
Purchase of fixed assets	91	-	91	-
Payment for work in progress	80,403	60,094	80,403	60,094

For the nine-month period ended	Consolidated 30 September 2002 Baht '000	Consolidated 30 September 2001 Baht '000	Company 30 September 2002 Baht '000	Company 30 September 2001 Baht '000
The parent company				
Other expenses	26,382	23,230	26,136	23,230
Interest expenses	8,217	6,639	-	-
Subsidiaries				
Purchase of goods and services	-	-	36,801	16,320
Other expenses	-	-	1,283	313
Interest expenses	-	-	-	64
Joint ventures				
Purchase of goods and services	-	-	-	58,816
Other expenses	-	-	-	614
Related parties				
Purchase of goods and services	88,834	81,253	6,034	5,853
Other expenses	11,951	16,395	5,988	4,893
Purchase of fixed assets	91	565	91	565
Payment for work in progress	191,851	163,711	191,851	163,711

SHIN SATELLITE

10 Related Party Transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Trade accounts receivable – related parties				
The parent company	135	61	-	-
Subsidiaries	-	-	11,477	994
Associates	66	109	66	109
Related parties	1,023	1,157	-	-
Total trade accounts receivable - related parties	1,224	1,327	11,543	1,103
Amounts due from related parties				
Subsidiaries	-	-	8,265	12,202
Associates	45,606	192	47	192
Related parties	167	53	135	54
Total amounts due from related parties	45,773	245	8,447	12,448
Interest receivable – related parties				
Subsidiaries	-	-	2,218	1,163
Accrued income – related parties				
Subsidiaries	-	-	7,783	807
Related parties	13,253	13,420	13,253	13,420
Total accrued income – related parties	13,253	13,420	21,036	14,227

A subsidiary company of Shin Satellite Public Co., Ltd. and the Government of the Lao PDR have agreed to recognise the amount of USD 1.05 million (Baht 45.6 million) which an associate company of the group owes to the subsidiary. This amount has been transferred from a third party company to the subsidiary company under the share purchase agreement between the subsidiary and the third party company.

SHIN SATELLITE

10 Related Party Transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses (Continued)

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Trade accounts payable – related parties				
The parent company	828	3,553	828	3,374
Subsidiaries	-	-	13,073	34,341
Related parties	8,926	11,519	707	883
Total trade accounts payable – related parties	9,754	15,072	14,608	38,598
Amounts due to related parties				
The parent company	12	12	-	-
Related parties	682	-	-	-
Total amounts due to related parties	694	12	-	-
Accrued expenses - related parties				
The parent company	602	3,660	567	1,410
Subsidiaries	-	-	13,021	6,223
Related parties	26,948	3,466	25,374	458
Total accrued expenses – related parties	27,550	7,126	38,962	8,091
Advance from related parties				
Subsidiaries	-	-	1,162	8,686

d) Short-term loans and advances to related parties

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	28,772	28,772
Associates	145,000	-	-	-
Advances to related parties				
Subsidiaries	-	-	11,667	11,905
Total short-term loans and advances to related parties	145,000	-	40,439	40,677

10 **Related Party Transactions** (Continued)

d) **Short-term loans and advances to related parties** (Continued)

The movements of short-term loans and advance to related parties can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2002		
Beginning balance	-	40,677
Loan during the period	145,000	-
Exchange differences	-	(238)
Ending balance	145,000	40,439

The loans to subsidiaries bear interest at 4.5-5.0% per annum. The term of repayment is at call.

A subsidiary company of Shin Satellite Public Co., Ltd. and the Government of the Lao PDR have agreed to recognise the amount of Baht 145 million which an associate company of the group borrows from the subsidiary. This amount has been transferred from a third party company to the subsidiary company under the share purchase agreement between the subsidiary and the third party company. The original loan agreement stated that the loan is interest free and the term of repayment is at call.

e) **Long-term loans from parent company**

	Consolidated		Company	
	30 September 2002 Baht '000	31 December 2001 Baht '000	30 September 2002 Baht '000	31 December 2001 Baht '000
Current	71,441	178,508	-	-
Non-current	71,586	-	-	-
Total long-term loans from parent company	143,027	178,508	-	-

The movements of long-term loans from parent company can be analyzed as follows:

	Consolidated Baht '000	Company Baht '000
For the nine-month period ended 30 September 2002		
Beginning balance	178,508	-
Repayment of borrowing	(35,730)	-
Unrealized loss on exchange	249	-
Ending balance	143,027	-

The loans from Shin Corporation Public Company Limited carry interest at 6.5% per annum. The term of repayment is semi-annually with 5 consecutive installments. The first installment is due in September 2002. The loans were made directly to a subsidiary. (31 December 2001 : The term of repayment was at call).

f) **Warrants granted to directors (Note 8)**

g) **Director remuneration**

During the nine-month period ended 30 September 2002, the remuneration of directors was Baht 2.14 million (30 September 2001: Baht 1.17 million). Directors' remuneration represents meetings fee and gratuities as approved by the shareholders of the Group and the Company in their Annual General Meeting.

10 Related Party Transactions (Continued)

h) Commitments with related parties

Guarantees

As at 30 September 2002, the Company has outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 827.7 million (31 December 2001: Baht 789.0 million).

11 Provision for liabilities

The Company has provided a loan guarantee in respect of bank loans of CSC amounting to Baht 827.7 million. Accordingly, the Company recognised the net deficit of CSC in full at 30 September 2002 and 31 December 2001 to reflect the extent of this obligation.

For the period ended 30 September 2002 and for the year ended 31 December 2001, iPSTAR has negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR.

The movements of provision for liabilities in respect of CSC and iPSTAR during the nine-month period ended 30 September 2002 are as follows:

	Company 2002 Baht'000
Opening net book value	(377,962)
Share of loss during the period	(128,620)
Exchange differences	221
Closing net book value	(506,361)

12 Contingencies

a) Bank guarantees and letter of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee in respect of business contracts and others and letter of credit for the following amounts:

		Consolidated		Company	
	Currency	30 September 2002 '000	31 December 2001 '000	30 September 2002 '000	31 December 2001 '000
Bank guarantees					
Minimum concession fee to Ministry of Transport and Communications	Baht	81,000	70,000	81,000	70,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	US$	8,445	8,250	8,445	8,250
	AU$	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	92	92	92	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	13,216	15,014	2,845	4,494
Letter of credit	USD	10,841	-	10,841	-

12 Contingencies (Continued)

b) Contingencies in respect of lease payment of Lao Telecommunications Co.,Ltd.

In the second quarter of 2002, Lao Telecommunications Co., Ltd. ("LTC") and the Government of the Lao PDR agreed on the terms of the operating lease payment. Under the agreed terms, Lao Telecommunications Co.,Ltd. must pay an upfront fee for the utilization of telecommunication equipment totalling US$ 7.8 million and pay an annual rental fee from the year 2002. In addition, the Government of the Lao PDR agrees to waive its claims of US$ 0.6 million per annum for the period from 1996 to 31 March 2002.

c) Tax fine for the importation of the telecommunications equipment

C.S. Communications Co., Ltd. (CSC) a subsidiary, was investigated by the Customs Department relating to the payment of import duties on the import of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse affect on CSC.

13 The merger of business between CSC and Loxley Information Services Co., Ltd.

On 16 October 2002, C.S. Communications Co., Ltd.(CSC) and Shin Broadband Internet (Thailand) Co.,Ltd. (SBI) have signed the share purchase agreement and the shareholders agreement with Point Asia Dot Com Co., Ltd. (the parent company of Loxley Information Services Co.,Ltd.) and other related shareholders in order to merge the internet business between CSC and Loxley Information Services Co.,Ltd. It is in the process of implementation the terms and conditions of the agreements to complete the merger.

14 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.

SHIN SATELLITE